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SEC FILE NUMBER 001-33113
CUSIP NUMBER G29438101

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 12b-25
NOTIFICATION OF LATE FILING

(Check One):	☐ Form 10-K ☒ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: December 31, 2008

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended: ________________________

Read attached instruction sheet before preparing form. Please print or type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:
______________________________________________________________________________

PART I -- REGISTRANT INFORMATION

eFuture Information Technology Inc.

Full name of registrant:

N/A

Former name if applicable:

8/F Topnew Tower 2, 15 Guanghua Road,

Address of principal executive office (Street and number):

Chaoyang District, Beijing, PRC 100026

City, state and zip code

PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒	(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

As discussed in greater detail in the Registrant’s Form 6-K filed on June 22, 2009, the Registrant found it necessary to make certain accounting adjustments related to (i) its accounting for a depository reserve it is required to maintain in China for employee social security costs, (ii) the timing of its recognition of revenues upon sales of some of its software products, and (iii) the method by which it calculates costs of revenues. These adjustments delayed the completion of the Registrant’s financial statements for the year ended December 31, 2008.  The Registrant will file its Annual Report on Form 20-F within the time constraints provided by Rule 12b-25 promulgated under the Securities Exchange Act of 1934, as amended.

PART IV -- OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Adam Yan	+8610	5165-0988
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☐ Yes ☒ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

eFuture Information Technology Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: June 30, 2009	By:	/s/ Adam Yan
Adam Yan
Chairman and Chief Executive Officer